Exhibit 4(a)(i)

MASTER LICENSE AGREEMENT

THIS LICENSE AGREEMENT (hereinafter referred to as the “License Agreement”), by and between MK Enterprises LLC, a Nevada corporation, having a place of business at 1300 Clay Street, Winfield, Louisiana 71483 (hereinafter referred to as the “Licensor”), and Valcent Products, Inc., an Alberta Canada corporation, having a place of business at Suite 420, 475 Howe Street, Vancouver, British Columbia, Canada (hereinafter referred to as the “Licensee”).

W I T N E S S E T H:

WHEREAS, Licensor is the owner of certain Patent Rights and Know-How, hereinafter defined, and has acquired and developed certain Licensed Products, hereinafter defined, which utilize the Patent Rights and Know-How; and

WHEREAS, Licensee desires to license the Patent Rights and Know-How to commercialize the Licensed Products and to be the exclusive world-wide licensed manufacturer, marketer, and seller of the Licensed Products, all as set forth in this License Agreement; and

WHEREAS, Licensor desires to grant to Licensee such rights and licenses, as set forth in this License Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and obligations hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Each of the following terms, wherever found in this License Agreement, shall be used and understood in accordance with the corresponding definition below:

1.1    “Territory” shall mean the entire world and each and every country, jurisdiction and/or sovereign nation therein.

1.2    “Licensed Products” shall mean all products listed on Exhibit “A”, attached hereto and made a part hereof, and any other goods that embody, employ, include or incorporate the Patent Rights and Know-How. Licensed Products shall also include Elected Improvements. Any of such Licensed Products may also be referred to individually and termed Licensed Product.

1.3    “Ancillary Products” shall mean any goods or services relating to particular Licensed Products including goods and services sold as a part of a particular Licensed Product, goods sold as replacement parts for a particular Licensed Product, or goods and services sold to repair a particular Licensed Product.

1.4    “Patent Rights” shall mean and include the patents and applications set forth on Exhibit “B”, attached hereto and made a part hereof, and/or any divisions, continuations or reissues thereof, all foreign patent applications corresponding thereto, and all United States and foreign patents issued upon any such applications. The term Patent Rights shall further include any United States and foreign patents and patent applications covering the Elected Improvements but shall not include continuation-in-part applications unless the new matter in the continuation-in-part application is an Elected Improvement.

1.5    “Know-How” shall mean all of the technical know-how, trade secrets, technical information, and knowledge, directly or indirectly, relating to the manufacture and use of the Licensed Products, including, without limitation, configurations, formulas, engineering, materials, scientific and practical information and the disclosure in the Patent Rights, whether patentable or unpatentable, and all physical manifestations or embodiments of the Licensed Products including without limitation all data specifications, prototypes, drawings, schematics, notes, records and other writings; all such Know-How to be used or practiced or capable of being used or practiced in the manufacture and use of the Licensed Products.

1.6    “Improvements” shall mean and include any improvements and modifications to particular Licensed Products, including, without limitation, the materials and configuration of the Licensed Products and any machinery or equipment for the manufacture or use of the Licensed Products, together with any improvements and modifications thereof, developed by Licensor during the term that the particular Licensed Product is licensed under this License Agreement.

1.7    “Elected Improvements” shall mean those Improvements elected by Licensee pursuant to Paragraph 4.2 hereof.

1.8    “Unit Sales” for any given period shall mean the sale, transfer, exchange, or other disposition of Licensed Products by Licensee or sublicensees during the said period, such sale, transfer, exchange, or other disposition being deemed consummated upon the first to occur of: (a) receipt of payment from the purchaser, or (b) if otherwise transferred, exchanged, or disposed of, when such transfer, exchange, or other disposition occurs. Unit Sales shall be adjusted for exchanges and returns of Licensed Products sold during a previous period. Unit Sales shall not include any charges for freight, packing, or insurance if such charges are identified and billed separately and in addition to the list price for the Licensed Product; nor shall Unit Sales include charges for tax or duty on sales or delivery of Licensed Product.

1.9    “Net Sales” of Licensed Products and Ancillary Products for any given period shall mean monies actually received by Licensee during the said period in consideration for Licensed Products and Ancillary Products, adjusted for exchanges and returns of Licensed Products and Ancillary Products sold or delivered during a previous period. Net Sales shall not include any charges for freight, packing, or insurance if such charges are identified and billed separately and in addition to the list price for the Licensed Products and Ancillary Products; nor shall Net Sales include charges for tax or duty on sales or delivery of Licensed Products and Ancillary Products.

1.10    “License Year” shall mean each successive period of twelve months, commencing on March 31 in the year in which the License Agreement becomes effective.

1.11    “Effective Date” shall mean the date of execution of this License Agreement, which is the day on which this License Agreement shall begin effect.

1.12    “Affiliate” shall mean a company, sole proprietorship, partnership, joint venture or corporation in which one of the parties hereto and/or their officers, directors or shareholders, owns or controls, directly or indirectly, at least twenty percent (20%) of the voting stock and/or equity, or a company, sole proprietorship, person, partnership, joint venture, or corporation which owns at least twenty percent (20%) of the voting stock and/or equity of one of the parties hereto.

ARTICLE II
GRANT OF LICENSES

2.1    Licensor grants to Licensee the exclusive right and license throughout the Territory to use and employ the Patent Rights and Know-How to make, use and sell the Licensed Products and Ancillary Products for the term hereof and subject to the provisions of this License Agreement.

2.2    The licenses granted pursuant to Paragraph 2.1 above shall specifically include the right of Licensee to grant sublicenses throughout the Territory. Any sublicense granted by Licensee shall be consistent with the terms of this License Agreement and shall grant to Licensor rights parallel to those contained herein including, but not limited to, the right to receive royalty payments from sublicensees in accordance with the Royalty Schedule set forth in Exhibit “C”, attached hereto and made a part hereof. Any sublicense granted pursuant to this Paragraph 2.2 that varies the terms of this License Agreement or does not grant to Licensor rights parallel to this License Agreement shall require the prior written approval of Licensor. Licensee shall provide Licensor with copies of all documents or contracts regarding any sublicense hereunder.

2.3    Within ten (10) days after execution of this License Agreement, Licensor shall supply to Licensee, at a mutually agreeable location, without expense to Licensee, all Know-How, including materials and written information related to the Licensed Products not previously delivered.

ARTICLE III
CONSIDERATION - PAYMENT - REPORTING - RECORDS

3.1    Licensee agrees to pay a one-time, non-refundable license fee (“License Fee”). The License Fee shall include Twenty Million (20,000,000) shares of the stock of Licensee, a payment of One Hundred and Twenty-five Thousand Dollars ($125,000) (“License Fee Payment”), and reimburse for product development costs incurred since March 17, 2005 in the amount of approximately One Hundred and Twenty-five Thousand Dollars ($125,000) (“Product Development Cost Reimbursement”), the amount of the Product Development Cost Reimbursement being subject to review and confirmation between the Licensee and Licensor. Three Hundred Thousand (300,000) of the Twenty Million shares of Licensee shall be registered for resale by way of an SB-2 registration to be filed within sixty (60) days after the date of execution of this License Agreement. Licensee shall pay the License Fee Payment upon the execution of this License Agreement and shall issue the Twenty Million shares of stock, and pay the Product Development Cost Reimbursement within Sixty Days after execution of this License Agreement.

3.2    Licensee agrees to pay a royalty (hereafter “Running Royalty”) to Licensor for the term of this License Agreement in accordance with the Royalty Schedule set forth in Exhibit “C”.

3.3    The amount of the Running Royalties payable according to Paragraph 3.2 have been negotiated to include payment of the licenses for the Know-How and the Patent Rights without regard to the patentability of the Patent Rights.

3.4    Beginning in the second License Year, in the event that the total Running Royalty paid by Licensee to Licensor according to Paragraph 3.2 in a License Year for a particular Licensed Product, does not exceed a Minimum Royalty for such License Year for that particular Licensed Product as set forth in the attached Exhibit “D”, attached hereto and made a part hereof, then Licensee shall pay to Licensor an amount (hereafter “Adjustment Royalty”) equal to the Minimum Royalty for such License Year for that particular Licensed Product, as set forth in Exhibit “D”, less the total Running Royalty actually paid for that particular Licensed Product during such License Year.

3.5    Beginning in the second License Year, in the event that the aggregate of the total Royalties paid by Licensee to Licensor, or to selected interested parties pursuant to Paragraph 3.6 below, in a License Year according to Paragraphs 3.2 and 3.4 of this License Agreement for all Licensed Products plus the total Royalties paid by Licensee to Licensor, or to selected interested parties, pursuant to the Product License Agreements entered into pursuant to the Product Development Agreement dated _____, 2005, (hereinafter “Product Development Agreement”), plus the Consulting Fee paid by Licensee to Licensor for the services of Malcolm Glen Kertz according to the Valcent-MK Consulting Agreement, (hereinafter “Aggregate Annual Payment”), does not exceed a Minimum Annual Payment of Four Hundred Thousand Dollars ($400,000) from Licensee to Licensor for such License Year, then Licensee shall pay to Licensor an amount (hereafter “Adjustment Annual Payment”) equal to the Minimum Annual Payment, less the Aggregate Annual Payment actually paid by Licensee during such License Year.

3.6    Licensor and selected interested parties have beneficial ownership and the right to receive the consideration set forth in Paragraphs 3.1 and 3.2. Licensor has beneficial ownership and the right to receive of such consideration at least Three Million (3,000,000) shares of Licensee of which 300,000 shall be registered as set forth in Paragraph 3.1, Thirty Thousand Dollars of the License Fee Payment, and the following Running Royalties: $0.75 of Net Sales of the Dust Wolfe, $3.75 of Net Sales of the Sonique, Three Percent of Net Sales of the Tomorrow Garden, and Two Percent of Net Sales of the Ancillary Products of the Dust Wolfe, Sonique, and Tomorrow Garden. Therefore, notwithstanding anything to the contrary contained in this License Agreement and particularly Article IX, Licensor shall have the right to transfer or assign a portion of the consideration set forth in Paragraphs 3.1 and 3.2 to such selected interested parties upon written notice to Licensee within thirty days after the execution of this License Agreement. Such consideration shall be made directly to such selected interested parties and rights to such consideration shall be governed by and be subject to this License Agreement.

3.7    In the event that Licensee fails to pay the Adjustment Royalty pursuant to Paragraph 3.4 for a particular Licensed Product or fails to pay the Adjustment Annual Payment pursuant to Paragraph 3.5, Licensor shall give Licensee written notice of such failure and request confirmation of Licensee’s intent not to pay such Adjustment Royalty or such Adjustment Annual Payment. If Licensee responds that such failure was not intentional, then Licensee shall have 30 days after receiving said notice to pay the Adjustment Royalty or Adjustment Annual Payment.

3.8    In the event Licensee intentionally fails to pay the Adjustment Royalty for a License Year for a particular Licensed Product, then Licensor shall have the right to terminate that portion of this License Agreement relating to the license of such particular Licensed Product pursuant to the terms and conditions as stated in Article VIII. In the event of a dispute between the parties as to the Adjustment Royalty, the parties agree to submit the matter to binding mediation and arbitration pursuant to Article XII.

3.9    In the event Licensee intentionally fails to pay the Adjustment Annual Payment for a License Year, then Licensor shall have the right to terminate this License Agreement pursuant to the terms and conditions as stated in Article VIII. In the event of a dispute between the parties as to the Adjustment Annual Payment, the parties agree to submit the matter to binding mediation and arbitration pursuant to Article XII.

3.10    For the purposes of computing and paying the Running Royalty, the Adjustment Royalty, and the Adjustment Annual Payment (“Royalties”) pursuant to this Article:

(a)    The Licensed Products and Ancillary Products shall be deemed sold and Licensor’s Running Royalty thereon earned upon receipt by Licensee of amounts invoiced for the Licensed Products and Ancillary Products, and Licensor’s Running Royalty shall be due as set out in Paragraphs (c) and (d) below.

(b)    Payment of the Royalties shall be in U.S. Dollars by certified check or wire transfer to a bank account specified by Licensor and the selling price, for purposes of computations of such Royalties, shall be converted to U.S. Dollars, when necessary, as of the date when the Licensed Products and Ancillary Products are deemed sold.

(c)    Payment of the Running Royalty shall be due and paid to Licensor within sixty (60) days of the close of each three (3) month period during each License Year of the term of this License Agreement.

(d)    Payment of the Adjustment Royalty and Adjustment Annual Payment shall be due and paid to Licensor within sixty (60) days of the close of each License Year.

(e)    The Royalties due hereunder shall be calculated using U.S. Generally Accepted Accounting Principles.

3.11    Together with each quarterly payment, Licensee shall render to Licensor a written report stating, for the preceding three-month period covered by such payment, the number of units of each of the Licensed Products sold by Licensee and sublicensees in such quarter, the Unit Sales of Licensee and sublicensees for each of the Licensed Products, the Net Sales of Licensee and sublicensees for the Licensed Products and Ancillary Products, the royalties or other consideration received from sublicensees, the Running Royalty and any Adjustment Royalty or Adjustment Annual Payment due to Licensor, the Running Royalty paid by Licensee and sublicensees for said three-month period, and the Aggregate Payment made according to Paragraph 3.5 for said three-month period.

3.12    Licensee agrees to keep records of the Licensed Products and Ancillary Products sold in sufficient detail to enable the Running Royalty payable by it to Licensor to be determined and further agrees to permit its books and records pertinent to Licensed Products and Ancillary Products to be examined from time to time, but not more often than twice a year, during normal business hours by providing at least five business days written notice, to the extent necessary to verify the amount of Royalties payable hereunder.

3.13    Pursuant to Paragraph 3.12, Licensor shall have the right to appoint an independent certified public accountant (“CPA”) at its own expense to determine that the correct amount of Royalties have been paid. If the Licensor determines there are discrepancies requiring adjustment, the Licensee shall pay the amount of any underpayment of Royalties within 30 days unless both parties cannot reach agreement whereby the parties shall subject themselves to binding mediation and arbitration pursuant to Article XII forthwith. Any overpayment of Royalties shall be deducted from future Royalty payments without recourse to Licensor.

3.14    If the results of the examination pursuant to Paragraphs 3.12 and 3.13 determine that the Royalties were underpaid by an amount greater than or equal to 5% of the actual Royalties calculated over the last four quarters covering Licensee’s fiscal year resulting from matters within Licensee’s control, then Licensee agrees to pay the cost of the examination plus a penalty equal to 10% of the amount of the underpayment in Royalties, the amount of the underpayment and the reimbursement of the costs of examination to be paid within thirty days of written notice of the underpayment. Further Licensor shall have the right to examine the calculation of Running Royalties over the succeeding two quarters at Licensee’s cost.

ARTICLE IV
IMPROVEMENTS

4.1    Licensor and Licensee agree that they shall keep each other mutually informed of any Improvements of which they become aware during the term hereof, whether they become aware of such Improvements through their own efforts or efforts of third parties. Licensor and Licensee shall inform one another of the nature and substance thereof within thirty (30) days following awareness of such Improvements.

4.2    Licensee shall have the right, for a period of ninety (90) days following a written communication to Licensee by Licensor describing the Improvements that have been reduced to practice by Licensor, to elect to include such Improvements within the terms of this License Agreement whereby such Improvements shall become Elected Improvements. If Licensee fails or refuses to so elect, Licensee hereby releases any rights to such Improvements to Licensor and Licensor shall be free to commercialize such Improvements without accounting to Licensee. Should Licensor elect such Improvements and subsequently and commercialize such Improvements, Licensee agrees to pay Royalties on such Improvements in accordance with the Royalty Schedule set forth in Exhibit “C”.

4.3    Licensor and Licensee agree to execute any documents or papers deemed necessary to effectuate the intent of this Article IV and further to execute such documents or papers as may be necessary for the prosecution of any patents or applications for patents covering the Elected Improvements. All expenses with respect to such assignments or patent applications shall be borne by the party making such request and prosecuting such applications.

ARTICLE V
PATENT APPLICATIONS AND PATENTS

5.1    The parties hereto agree that Licensor’s consultant, Malcolm Glen Kertz, shall hold the entire right, title, and interest in and to the Patent Rights and Know-How, and Licensee agrees to perform all acts and to execute, acknowledge and deliver all instruments or writings reasonably requested and necessary for Malcolm Glen Kertz to perfect title to the Patent Rights and Know-How. Malcolm Glen Kertz shall grant an exclusive license of the Patent Rights and Know-How to Licensor who shall grant rights and licenses in the Patent Rights and Know-How to Licensee.

5.2    The parties hereto agree that they will procure Patent Rights on the Licensed Products. Licensor shall have the sole right to prosecute, control, and pursue such Patent Rights under the patent laws of the United States and foreign countries. Licensor agrees to prosecute, with good faith and due diligence, all pending and future patent applications. All fees, costs and expenses shall be borne by Licensee. Licensee agrees to cooperate with Licensor to whatever extent is necessary to procure such patent protection.

5.3    In the event Licensee decides to abandon any pending United States or foreign patent application or to not pay any annuity or maintenance fee required by any country, Licensee shall give Licensor thirty (30) days prior written notice of such decision and shall allow Licensee to become the owner of such United States or foreign patent or application and to pay such fee. Licensee’s decision shall have no effect on the Royalties.

5.4    Licensor agrees to keep Licensee fully informed, at Licensee’s expense, of the prosecution of all U.S. and foreign patent applications including submitting to the Licensee copies of all official actions and responses thereto.

5.5    Licensee shall have the right to conduct an audit of the Patent Rights to ensure that the Patent Rights are in good standing and that Licensor has maintained them in good standing during the term of this License Agreement. In the event that Licensee determines that the Patent Rights are not in good standing, then Licensee shall have the right to place such Patent Rights in good standing and if necessary, to seek relief through binding mediation and arbitration pursuant to Article XII if the failure to maintain the Patent Rights in good standing may cause or has caused the Licensee damages.

5.6    Licensee agrees to comply with any marking requirements of Licensor to insure compliance with 35 U.S.C. § 287, and agrees to insure compliance by its sublicensees, if any.

ARTICLE VI
CONFIDENTIALITY

6.1    Subject to the rights of the parties pursuant to the licenses granted in Article II, the parties agree to receive and hold in confidence the Know-How, Patent Rights, and Improvements revealed pursuant to this License Agreement. The provisions of this paragraph shall not be applicable with respect to any portion of the Know-How, Patent Rights and Improvements which:

(a)    is, or shall have been in the possession of disclosee prior to the first disclosure by discloser thereof to disclosee;

(b)    is, or through no fault of the disclosee, becomes published or otherwise available to others or the public under circumstances such that such others or the public may utilize the Know-How, Patent Rights and Improvements without any direct or indirect obligation to Licensor or Licensee;

(c)    is, or at any time may be, acquired by the disclosee from any third party rightfully possessed of the Know-How, Patent Rights and Improvements and having no direct or indirect obligation to the discloser with respect to such Know-How, Patent Rights and Improvements; or

(d)    is necessarily disclosed through the sale of Licensed Products pursuant to this License Agreement.

6.2    Licensee agrees to protect and safeguard the Know-How, Patent Rights, and Improvements (“Confidential Information”) against unauthorized publication or disclosure by the same procedures utilized by Licensee in regard to its own Confidential Information, and agrees not to use any of the Confidential Information except for such purposes and licenses as are authorized and granted by this License Agreement. Licensee further agrees that the Confidential Information will be disclosed only to such of Licensee’s employees, sublicensees, agents, or contractors as have need for such Confidential Information in furtherance of the purposes for which Licensee is authorized to use it. Licensee will cooperate with Licensor in the enforcement of any secrecy agreement executed by such persons and will insure that all sublicensees, employees, and others to whom Licensee discloses Confidential Information executes such a secrecy agreement.

ARTICLE VII
INFRINGEMENT BY OTHERS; PROTECTION OF PATENTS

7.1    Licensor and Licensee shall each promptly inform the other of any suspected infringement of any Patent Rights by a third party, and Licensor and Licensee each shall have the right to institute an action for infringement of the Patent Rights against such third party in accordance with the following procedure:

(a)    Licensee shall have the right to institute suit in its name. Licensee shall bear the entire cost thereof, including attorneys’ fees, and shall be entitled to retain the entire amount of the recoveries, if any, whether by judgment, award, decree or settlement, subject to Licensor’s right of approval of any provisions relating to the validity and/or infringement of the Patent Rights and provided, however, that Licensor shall be paid any back Royalties relating to such action. Licensee shall exercise control over such actions; provided, however, that Licensor may, if it so desires, be represented by counsel of its own selection, the fees for which counsel shall be borne by Licensee.

(b)    If Licensee determines not to institute a suit and in the event that Licensor and Licensee agree to institute suit jointly, the suit shall be brought in both their names, the cost thereof, including attorneys’ fees, shall be borne by mutual agreement and in the event the parties cannot reach mutual agreement, then the cost thereof shall be borne equally. The recoveries, if any, whether by judgment, award, decree or settlement, shall be shared in proportion to the costs borne by each party. Licensor’s share of the costs of such suit shall be deducted, at Licensor’s option, from Royalties payable to Licensor pursuant to Article III. Licensor shall exercise control over such actions; provided, however, that Licensee may, if it so desires, be represented by counsel of its own selection, the fees for which counsel shall be borne by Licensee.

(c)    In the absence of agreement to institute a suit jointly and if Licensee determines not to institute a suit, Licensor may institute suit. Licensor shall bear the cost of such litigation including attorneys’ fees and shall be entitled to all recoveries, if any, whether by way of judgment, award, decree or settlement.

7.2    Should either party commence a suit under the provisions of Paragraph 7.1 and thereafter elect to abandon the same, it shall give timely notice to the other party who may, if it so desires, continue prosecution of such suit; provided, however, that the sharing of expenses and recovery in such suit shall be agreed upon between the parties.

ARTICLE VIII
TERM AND TERMINATION

8.1    This License Agreement shall terminate upon the termination of Licensee’s payment of Royalties due in accordance with this License Agreement, unless sooner terminated as provided in this License Agreement.

8.2    Notwithstanding anything to the contrary contained in this License Agreement, Licensee shall have the absolute right to terminate this License Agreement by notifying Licensor in writing, discontinuing sales and paying any Royalties due. Licensee shall have the further right to terminate this License Agreement with respect to any particular Licensed Product set forth on Exhibit “A”, upon six months prior written notice to Licensor, without terminating the remainder of the License Agreement.

8.3    In the event Licensee shall commit a substantial breach of any of the provisions of this License Agreement, Licensor shall provide written notice of the substantial breach to Licensee. If such breach is capable of being remedied or made good, Licensee shall have thirty (30) days to remedy or make good such breach or to submit the matter to binding mediation and arbitration pursuant to Article XII. If such breach is remedied within such time period, this License Agreement shall continue in full force and effect. If such breach is not remedied or submitted to mediation and arbitration within such time period, Licensor may terminate this License Agreement upon ten (10) days written notice.

8.4    This License Agreement shall automatically terminate if Licensee shall become bankrupt, or if a receiver shall be appointed for any of the property or assets of Licensee, or if Licensee shall make a general assignment or compromise of its obligations with its creditors, if Licensee files for bankruptcy protection, or if the Licensee becomes insolvent, or if the whole or any part of the business or shareholdings of Licensee shall be subjected to compulsory acquisition, nationalization, or forced sale.

8.5    Licensor shall have the right to terminate that portion of this License Agreement relating to the rights and licenses granted with respect to a particular Licensed Product upon the failure of Licensee to pay the Adjustment Royalty for such particular Licensed Product pursuant to Article III. If the matter is submitted to binding mediation and arbitration pursuant to Article XII, then this License Agreement shall not be terminated while the arbitration is pending and the arbitrator’s decision has not yet been rendered.

8.6    Licensor shall have the right to terminate this License Agreement upon the failure of Licensee to pay the Adjustment Annual Payment pursuant to Paragraphs 3.5 and 3.9. If the matter is submitted to binding mediation and arbitration pursuant to Article XII, then this License Agreement shall not be terminated while the arbitration is pending and the arbitrator’s decision has not yet been rendered.

8.7    Licensor shall not have the right to cancel this License Agreement for any reason other than as provided for under this License Agreement.

8.8    Upon termination of this License Agreement pursuant to the foregoing provisions of this Article VIII, the license granted hereunder shall terminate, and Licensee shall have no duty to pay the Royalties pursuant to Article III. Any Royalties accrued but not paid as of the date of such termination shall be paid to Licensor within thirty (30) days after such termination.

8.9    Irrespective of the existence of an issued and unexpired Patent Rights and upon termination of this License Agreement, Licensee may complete and sell any Licensed Products or Ancillary Product in the process of production or sale by Licensee at the time of termination or for which raw materials for the production have been purchased, and may sell any inventory of Licensed Products or Ancillary Products produced or sold by Licensee on hand at the time of termination; provided that Licensee shall continue to account for and pay Running Royalties thereon as if the License Agreement had not been terminated. Notwithstanding the above, Licensee shall not have the right to make further sales of a particular Licensed Product after termination of the rights and licenses to that particular Licensed Product pursuant to Paragraph 8.5 without the express written approval of Licensor. Notwithstanding the above, Licensee shall have no right and license to sell Licensed Products or Ancillary Products six months after the effective date of the termination of this License Agreement.

8.10    Upon termination of this License Agreement for any reason, Licensee shall assign to Licensor all sublicenses granted pursuant to Paragraph 2.2 such that all Royalties or other consideration to be paid by sublicensees thereafter shall be paid to Licensor.

8.11    The duties and obligations of the parties pursuant to Paragraphs 3.2, 6.1, and 6.2 shall survive any termination of this License Agreement.

ARTICLE IX
ASSIGNMENT AND SALE

9.1    Licensor agrees not to transfer or assign its interest in this License Agreement, except to Perry A. Martin and/or Malcolm Glen Kertz, without the prior written consent of the Licensee. If Licensor transfers this License Agreement to Perry A. Martin and/or Malcolm Glen Kertz, Perry A. Martin and/or Malcolm Glen Kertz shall be equally bound to Licensor’s obligations to the Licensee as defined in this License Agreement.

9.2    In the event Licensor desires to assign all or any part of its rights, privileges and interests under this License Agreement, Licensor shall first offer (“Right of First Offer”) such assignment to Licensee by notifying Licensee in writing of the terms and conditions upon which Licensor would be willing to make such an assignment; and Licensee shall have the right to acquire said rights, privileges and interests of Licensor by accepting the offer in accordance with said terms and conditions or equivalent cash. If within fifteen (15) days after receipt of Licensor’s notice, Licensee advises Licensor of its acceptance of the offer as stated in the notice, Licensor agrees to promptly make the assignment to Licensee on the stated terms and conditions and shall have an additional thirty (30) business days, if the assignment price is less than $1 Million Dollars and sixty (60) days if the assignment price is over $1 Million Dollars, to pay for the same with delivery against payment.

9.3    If within fifteen (15) days after receipt of Licensor’s notice, Licensee does not indicate its acceptance of the offer as stated in the notice, Licensor shall thereafter have the right, subject to the prior written consent of Licensee, to make the assignment to another person, firm or corporation on the same terms and conditions as stated in the notice. Should the Licensee not exercise its Right of First Offer and should the contemplated assignment not be completed within ninety (90) days from the date of Licensor’s notice, or should the terms and conditions thereof be altered in any way, this Right of First Offer shall be reinstated in any subsequent proposed assignment, or the altered terms and conditions for the current transaction, must again be offered by Licensor in accordance with the terms of Paragraph 9.2.

9.4    Immediately prior to Licensor going into bankruptcy, Licensee shall have a Right of First Offer on any of Licensor’s assets at fair market value.

9.5    It is hereby agreed that prior to sale to a third party contemplated pursuant to Paragraphs 9.1 and 9.2 above, the purchaser shall agree to be bound by the terms of this License Agreement and to assume all of Licensor’s obligations to Licensee thereunder.

9.6    Licensee shall have the right to transfer and/or assign this License Agreement by providing written notice to Licensor, provided that Licensee is in good standing under this License Agreement and the transferee or assignee assumes all obligations of Licensee to Licensor under this License Agreement.

ARTICLE X
REPRESENTATIONS AND WARRANTIES

10.1    Licensor hereby represents and warrants to Licensee that Licensor is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. Licensor further represents and warrants that it has not heretofore made any license, commitment or agreement, or will Licensor make any license, commitment or agreement for the term of this License Agreement which is inconsistent with this License Agreement and the rights granted herein, and that it has full and complete power and authority to enter into and carry out its obligations under this License Agreement and under any agreements and documents which may be executed in connection herewith. Licensor represents and warrants that to the best of its knowledge, the Patent Rights do not infringe upon the proprietary rights or patents of any third party. Licensor represents that to the best of its knowledge, Licensor is not aware of any regulations or laws in the Territory that might presently apply such that the sales potential of any of the Licensed Products is limited or reduced through legal violation or potential violation. Licensor agrees to indemnify and hold Licensee harmless of any liabilities, costs and expenses (including attorneys’ fees and expenses), obligations and causes of action arising out of or relating to any breach of the representations and warranties made by Licensor herein.

10.2    Licensor does not represent and warrant to Licensee that patents will issue or be granted on any of the Patent Rights; or that any of the marks associated with the Licensed Products are registrable as a trademark; or that any of the Know-How is copyrightable. Further Licensor does not represent and warrant to Licensee that any of the Patent Rights have commercial value.

10.3    Licensee hereby represents and warrants to Licensor that Licensee is a corporation duly organized, validly existing and in good standing under the laws of Canada. Licensee further represents and warrants that it has not heretofore made any license, commitment or agreement, or will Licensee make any license, commitment or agreement for the term of this License Agreement which is inconsistent with this License Agreement and the rights granted herein, and that it has full and complete power and authority to enter into and carry out its obligations under this License Agreement and under any agreements and documents which may be executed in connection herewith. Licensee further represents and warrants that the authorized equity capitalization of the Licensee consists of an unlimited number of shares of Common Stock, without nominal or par value, of which 3,750,000 are issued and outstanding and that all of the Licensee’s outstanding securities are validly issued, fully paid and non-assessable and that the Licensee does not, on the date of execution hereof, have any outstanding subscriptions, warrants or other agreements or commitments obligating the Licensee to issue additional shares of stock or other securities, except as stated in the current Licensee’s SEC filings and in this License Agreement. The Licensee further represents and warrants that the shareholders of the Licensee do not have preemptive rights or cumulative voting. Licensee represents and warrants that it is Licensee’s policy not to misappropriate or violate the proprietary trade secret or confidential information of third parties. Licensee agrees to indemnify and hold Licensor harmless of any liabilities, costs and expenses (including attorneys’ fees and expenses), obligations and causes of action arising out of or relating to any breach of the representations and warranties made by Licensee herein.

ARTICLE XI
PRODUCT QUALITY AND PRODUCTS LIABILITY

11.1    Licensee agrees that the Licensed Products and Ancillary Products will be produced in compliance with all federal, state and local laws. Licensee further agrees to submit samples of all finished Licensed Products and Ancillary Products, including packaging, shipping containers, and advertising, to Licensor for approval, which approval shall not be unreasonably withheld. In the event Licensee concludes that Licensor is withholding its approval unreasonably, Licensee may at its cost submit the matter to binding mediation and arbitration pursuant to Article XII with the arbitrator determining if Licensor’s approval has been unreasonably withheld. The arbitrator’s decision will be final and binding upon all parties.

11.2    Licensee shall carry products liability insurance in an amount commensurate with the risks connected with the production and sale of the Licensed Products and Ancillary Products. Such insurance shall name Licensor and the inventors of the Patent Rights as co-insureds. As proof of insurance, Licensee shall submit to Licensor a certificate of insurance naming Licensor and the inventors of the Patent Rights as insured parties and shall require the Licensee’s insurer to notify Licensor upon the failure to pay premiums due under the policy. This submission shall be made prior to any Licensed Product or Ancillary Products being distributed or sold.

11.3    Licensee agrees to indemnify and hold Licensor harmless against any and all claims, liabilities, losses, expenses, fees, including without limitation attorneys’ fees, damages, including without limitation amounts of judgment and/or amounts paid in settlement or costs (all of the foregoing being collectively called “Costs”) incurred by it and arising out of or attributable to the production and sale of Licensed Products and Ancillary Products; provided, however, that such indemnity shall be null and void as to any cause of action, which can be shown by Licensee that Licensor knew or should have known and failed to timely inform Licensee of such cause of action. Promptly after receipt of notice of the commencement of any action or assertion of any claim against Licensor in respect of which indemnification be sought, Licensor shall notify Licensee in writing of the commencement of such action or assertion of such claim. Upon receipt of the notice of commencement of suit or assertion of such claim, Licensee shall notify Licensor within fifteen (15) days that Licensee shall appear and defend (including the sole authority to compromise and settle such claims; provided, however, that such settlement or compromise does not affect in any way the activities or rights of Licensor) against any such suit or claim at Licensee’s expense, with an attorney of its choice. In the event Licensee shall fail to give notice of and undertake to appear and defend within such fifteen (15) day period, then it is hereby expressly agreed that the right to appear and defend by Licensee has been waived, and Licensor shall proceed on its sole authority, at Licensee’s expense.

ARTICLE XII
MEDIATION AND ARBITRATION

12.1    If a dispute arises between the parties regarding this License Agreement, the parties agree to resolve the dispute in the following manner:

(a)    Negotiation.

(1)    The parties shall attempt in good faith to resolve any dispute arising out of or relating to this License Agreement promptly by negotiation between executives of the parties who have authority to settle the controversy. Any party may give the other party written notice of any dispute not resolved in the normal course of business. Within 15 days after delivery of the notice, the receiving party will submit to the other a written response. The notice and the response will include (i) a statement of each party’s position and a summary of arguments supporting that position, and (ii) the name and title of the executive who will represent that party and of any other person who will accompany the executive. Within 30 days after delivery of the disputing party’s notice, the executives of both parties will meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, to attempt to resolve the dispute. All reasonable requests for information made by one party to the other will be honored.

(2)    All negotiations pursuant to this clause are confidential and will be treated as compromise and settlement negotiations for purposes of applicable rules of evidence.

(b)    Non-binding Mediation. If the dispute has not been resolved by negotiation within 60 days of the disputing party’s notice, or if the parties failed to meet within 45 days, the parties will endeavor to settle the dispute by mediation under the presently effective Center for Public Resources (“CPR”) Model Procedure for Mediation of Business Disputes. The neutral third party will be selected from the CPR Panels of Distinguished Neutrals with the assistance of CPR.

(c)    Arbitration. Any controversy or claim arising out of or relating to this License Agreement, or the enforcement, breach, termination or validity thereof, that has not been resolved by mediation pursuant to the preceding paragraph within 90 days from the appointment of a neutral third party will be settled by arbitration in accordance with the CPR Rules for Non-Administered Arbitration of Business Disputes in effect on the date of this License Agreement, by a sole arbitrator. If the parties cannot agree upon an arbitrator for a panel recommended by CPR, then CPR will select the arbitrator. Any other choice of law clause to the contrary in this License Agreement notwithstanding, the arbitration will be governed by the United States Arbitration Act, 9 U.S.C. § 1-16, and judgment upon the award rendered by the Arbitrator may be entered by any court having jurisdiction thereof. The place of the arbitration will be Houston, Texas. Insofar as the proceeding relates to patents, it will also be governed by 35 U.S.C. § 294, to the extent applicable. The arbitrator is not empowered to award trebled, punitive or any other damages in excess of compensatory damages, and each party irrevocably waives any claim to recover any such damages. The arbitrator will make a reasoned award. If the result achieved in arbitration by the party instituting the arbitration is not more favorable to that party than the last offer made by the other party during the mediation, the former party will reimburse the legal fees, expert fees and other expenses reasonably incurred by the latter in the arbitration.

ARTICLE XIII
GENERAL

13.1    Binding Agreement. This License Agreement shall be binding upon the successors and assigns of the parties hereto. Nothing contained in this License Agreement shall be construed to place the parties in the relationship of legal representatives, partners, or joint venturers.

13.2    Applicable Law. This License Agreement shall be construed, interpreted and applied in accordance with the laws of the State of Texas.

13.3    Notices. All notices, demands or other writings in this License Agreement provided to be given or made or sent, or which may be given or made or sent, by either party hereto to the other, shall be deemed to have been fully given or made or sent when made in writing and deposited in the United States mail, first class, postage prepaid, sent certified or registered mail, and addressed to the addresses first hereinabove given or at such other address as either party hereto may specify by notice given in accordance with this paragraph.

13.4    Waiver. Each party covenants and agrees that if the other party fails or neglects for any reason to take advantage of any of the terms hereof providing for the termination of this License Agreement, or if, having the right to declare this License Agreement terminated, such other party shall fail to do, any such failure or neglect shall not be or be deemed or be construed to be a waiver of any subsequently occurring cause for the termination of this License Agreement, or as a waiver of any of the terms, covenants or conditions of this License Agreement or the performance thereof. None of the terms, covenants or conditions of this License Agreement can be waived except by the written consent of the waiving party. Except as otherwise stated herein, each of the parties hereby waives any claims which it might have against the other prior to the date of execution of this License Agreement.

13.5    Force Majeure. Neither party hereto shall be liable to the other party for failure or delay in the performance of any duties or obligations hereunder or in making shipments of Licensed Products produced hereunder due to strikes, lockouts, acts of God, acts of war, fire, flood, explosions, embargo, litigation or labor disputes, Government or any other laws and regulations, or any other cause beyond the control or without the fault of such party.

13.6    Scope of Agreement. This License Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof.

13.7    Construction. The parties acknowledge that each party and its counsel have reviewed and revised this License Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this License Agreement or any amendments or exhibits hereto.

13.8    Headings. The subject headings of the paragraphs of this License Agreement are included for purposes of convenience only, and shall not effect the construction or interpretation of any of its provisions.

13.9    Counterparts. This License Agreement may be executed in one or more counterparts, and also executed shall constitute one agreement, binding on both parties hereto, notwithstanding that both parties are not signatory to the same counterpart.

13.10    Severability. If any part or parts of this License Agreement are found to be illegal or unenforceable, the remainder shall be considered severable, shall remain in full force and effect, and shall be enforceable.

13.11    Further Documents. Each of the parties shall take all necessary actions, including the execution and delivery of all necessary documents or instruments, as may be reasonably requested by the other party in order to effectuate the intent of this License Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this License Agreement in duplicate originals, individually, or by their duly authorized officers or representatives, as of the date of the last party to execute this License Agreement.

MK ENTERPRISES LLC

WITNESS:__________________________________________	By:	/s/

Perry A. Martin, President Date:_______________

VALCENT PRODUCTS, INC.

WITNESS:__________________________________________	By:	/s/

Name: Title: Date:

EXHIBIT “A”
LICENSED PRODUCTS

Licensed Product One:	DUST WOLF
The duster is a simple device that fits on the end of most standard vacuum cleaners. It uses the negative pressure of the incoming air to drive a rotating brush that is covered with soft bristles. The alignment of the brush is such that upon each rotation of the brush, the bristles move across the air import vent that runs the length of the brush. Using the vacuum power, this cleans the brush on each rotation and prevents the spread of dust to surrounding areas. The brush is driven by an impeller mounted in the base of the Dust Wolf just above the connection port that goes to the vacuum cleaner hose. The incoming rush of air drives the impeller and thus turns the brush. The length of the brush is designed to allow the Dust Wolf to easily clean a large surface, specifically several mini-blind blades at a time.

Licensed Product Two:	SONIQUE
Sonique is a sonic skin care system with various attachments that facilitates personal hygiene. It utilizes specific ultrasonic frequencies to vibrate a cleaning head at the end of the device. This ultrasonic vibration has many beneficial effects on the skin’s surface that can be enhanced through the use of different attachments, i.e. deep-seated soil can be brought to the surface, dead skin can be exfoliated and the skin can be rejuvenated. The system is operated on a rechargeable battery that is built into the unit.

Licensed Product Three:	TOMORROW GARDEN
The Tomorrow Garden (TG) and associated Plant Tissue Culture (PTC) Process result in a kit designed to take advantage of PTC and offer, direct to the consumer, an easy to use kit featuring plants not readily available in the marketplace. These plants are of a guaranteed superior quality and have significantly improved “Fresh Life” span. PTC or ‘micro-propagation’ is a laboratory process that allows for the rapid production of mass quantities of genetically identical plants. This process removes the randomness of genetics by using the plant’s own cells that already exhibit the identified desirable traits. The Tomorrow Garden Kits are multi-plant packages (typically 6 packs) arranged in pre-selected themes i.e. Italian herbs, pet plants, African violets, etc. to suit the client’s preferences.

EXHIBIT “B”
PATENT RIGHTS
Dust Removal Device, US App No 60/687,152, filed June 3, 2005.

Ultrasonic Skin Cleaner, US App No 10/890,041, filed 7/13/04

Ultrasonic Skin Cleaner, PCT No PCT/US04/22476, filed 7/14/04

EXHIBIT “C”
RUNNING ROYALTY SCHEDULE

Licensed Product One: DUST WOLF:  $2.00 US per unit

Ancillary Products to Licensed Product One: Three Percent (3%) of Net Sales of Ancillary Products to Licensed Product One

Licensed Product Two: SONIQUE:  $10.00 US per unit

Ancillary Products to Licensed Product Two:  Three Percent (3%) of Net Sales of Ancillary Products to Licensed Product Two

Licensed Product Three: TOMORROW GARDEN: Four and One Half Percent (4.5%) of Net Sales of Licensed Product Three

Ancillary Products to Licensed Product Three:  Three Percent (3%) of Net Sales of Ancillary Products to Licensed Product Three

EXHIBIT “D”
MINIMUM ROYALTY SCHEDULE

DUST WOLF and Ancillary Products:     $37,500 for the Second License Year
$50,000 for each succeeding License Year

SONIQUE and Ancillary Products:            $37,500 for the Second License Year
$50,000 for each succeeding License Year

TOMORROW GARDEN and Ancillary Products:      $37,500 for the Second License Year
$50,000 for each succeeding License Year